FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2011.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Construct New R&D Facility in Kawasaki, Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 7, 2011, in Kyoto, Japan

Nidec to Construct New R&D Facility in Kawasaki, Japan

Nidec Corporation (NYSE:NJ, the “Company”) today announced its plan to build a new research and development facility, Nidec Research and Development Center (“New R&D Center”), in Kawasaki City, Kanagawa, Japan, for which land purchase has been completed recently.

The establishment of the New R&D Center comes in line with the Company’s corporate vision of becoming the world’s number one drive technology company for “spinning and moving products.” The Company’s product development efforts today encompass essentially all electric motor platforms, ranging from small, medium to large motors. As the backbone of the Company’s product development activities, the New R&D Center is intended to bring the Company closer to the realization of its corporate vision by exploring drive technologies from broader perspectives and thereby performing the world’s highest level of basic and applied research.

The New R&D Center will play a key role in:

-enhancing basic research capabilities that underpin the Company’s future growth;

-fostering applied technologies that create high value-added products well-matched to ever evolving market needs;

-promoting technical synergy between the Company and its subsidiaries worldwide, and

-nurturing world-class, highly capable engineers.

The New R&D Center will attach particular importance to energy/resource-saving technologies, new motor structures, electronic control circuits and simulation technologies, to drive forward the Company’s ongoing initiatives in establishing new core businesses and achieving share gains in the global automotive, home appliance and industrial motor markets.

The New R&D Center ultimately aims to expand and enrich the Company’s technological base that enables unique and inimitable products truly worthy of being called “the world’s first and finest.”

Outline of the New R&D Center

(1) Facility name

Nidec Research and Development Center

(2) Building outline

(i)

Address: Shin-Kawasaki (A Section), Saiwai-ku, Kawasaki-shi, Kanagawa

(ii)

Site area: 6,000 sq m

(iii)

Floor space: 17,800 sq m (1st and 2nd construction phases combined)

(iv)

Floors: 4 stories above the ground and 2 below

(v)

Investment (planned): App. JPY15 billion yen (for land, buildings,and equipment)

(3) Construction phases (planned)

First Phase: October 2011 – July 2012

Second Phase: October 2013 – July 2014

(4) Location

Shin-Kawasaki A Section, located within walking distance from Shin-Kawasaki Station on JR Yokosuka Line, has easy access to downtown Tokyo, Yokohama, and other cities with major Shinkansen (bullet train) stations (Tokyo, Shinagawa, and Shin-Yokohama) as well as to Haneda and Narita Airports.

(5) Staffing plan

In addition to the Company’s (and subsidiaries’) existing technical staffs to be assigned by or transferred from the relevant facilities, including the Motor Engineering & Research Laboratory and other technical centers, the Company plans to recruit capable external personnel of all nationalities to increase total staff numbers to approximately 300. The Company also intends to set English as the New R&D Center’s official language.

Nidec Research and Development Center (Rendering)

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